EXHIBIT 99.1

PyroGenesis is Pleased to Announce the Appointments of Ms. Nannette Ramsey to the Board of Directors and Mr. Ben Simo as CFO

MONTREAL, June 01, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes plasma atomized metal powders, environmentally friendly plasma waste-to-energy systems and clean plasma torch products, is pleased to announce today the appointments of Ms. Nannette Ramsey, as an independent director to the Board of Directors (the “Board”) and, separately, Mr. Ben Simo as Chief Financial Officer (CFO) of the Company.

Ms. Ramsey holds undergraduate degrees in Economics, Engineering and an MBA. She brings manufacturing experience from Caterpillar Tractor Company, J.I. Case and more recently served as the Site Manager and Associate Director of Engineering for Edgewood Chemical Biological Center’s site at the Rock Island Arsenal in Illinois. She was responsible for strategic planning, budgeting, engineering support and testing, quality assurance and information technology solutions to a variety of customers. The Company has granted Ms. Ramsey stock options to acquire 200,000 common shares of the Company with an exercise price of $6.59 per common share, and which are exercisable over a period of five (5) years. The options are granted in accordance with the Company’s stock option plan.

“Ms. Ramsey’s extensive manufacturing experience is a valuable addition to the Board. I am pleased to welcome her on behalf of the Board as an independent director,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “Her strong experience combined with her extensive engineering expertise also fits well with the Company’s next stage of growth. We are looking forward to Ms. Ramsey’s insights and perspectives during this exciting time in the Company's evolution.”

The appointment of Ms. Ramsey remains subject to regulatory and exchange approval.

Mr. Simo has more than 20-years of experience in finance with manufacturing and high-tech companies, including publicly traded companies, in Canada. He holds an MBA as well as Canadian-based professional accountant designations. Mr. Simo brings his extensive experience in corporate finance, operational finance, accounting, taxation and financial reporting to the Company as he will be overseeing the finance/accounting departments while contributing to the execution of the Company’s strategic plan.

“I am also pleased to welcome Ben as PyroGenesis’ CFO,” added Mr. P. Peter Pascali. “His broad financial expertise, combined with his experience in manufacturing and high-tech companies, is a welcome addition to the PyroGenesis family. Ben will help us execute, and further develop, our growth strategies. As the Company will no longer need an interim CFO, Mr. Michael Blank will be stepping down from his role at PyroGenesis. The Company and its Board of Directors thank him for his contributions, and wish him all the best in his future endeavors.”

Separately, the Company announces today that the Board of Directors (the “Board”) has appointed Raymond Chabot Grant Thornton LLP (the “Successor Auditor”) as the Company’s new auditor, replacing KPMG LLP (the “Former Auditor”), effective May 21st, 2021.

The Company confirms that there have been no modified opinions in the Former Auditor's reports for the two most recently completed financial years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding May 21st, 2021; the Company's Board and Audit Committee each approved the resignation of the Former Auditor and the appointment of the Successor Auditor in place of the Former Auditor; there were no reportable events (as defined in National Instrument 51-102) in connection with each of the Former Auditor's audit of the Company which occurred prior to their resignation as auditors of the Company; and the Notice of Change of Auditor was approved by the Company's Board.

“The decision to ask KPMG for their resignation was based solely on a strategy to better match our needs with the cost of services provided,” said Mr. P. Peter Pascali. “We believe this change reflects a better alignment of those elements.”

In accordance with NI 51-102, the notice of change of auditor, together with the required letters from the Former Auditor and the Successor Auditor, have been reviewed by the Board of the Company and filed on SEDAR and EDGAR.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/